UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

THE PARKING REIT, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)

55387R 107
(CUSIP Number)

Michael V. Shustek
8880 W. Sunset Road, Suite 240
Las Vegas, NV 89148
(702) 534-5577
Vestin Realty Mortgage II, Inc.
8945 W. Post Rd Suite 110
Las Vegas, NV 89148
702-227-0965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55387R 107

1	NAME OF REPORTING PERSONS Vestin Realty Mortgage II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 614,067(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 614,067(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 614,067(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85%(2)
14	TYPE OF REPORTING PERSON CO

(1) Includes 9,107 shares of common stock, par value $0.0001 per share (the "Common Stock"), of The Parking REIT, Inc., a Maryland corporation (the "Issuer"), owned by Vestin Realty Mortgage II, Inc., a Maryland corporation ("VRM II"), through its ownership in MVP Capital Partners II (the "Sponsor"). VRM II is the managing member of the Sponsor.

(2) Based on 6,940,365.168 shares of Common Stock issued and outstanding as of April 19, 2019, as reported by the Issuer in its Proxy Statement filed with the Securities Exchange Commission ("SEC") on April 26, 2019.

     CUSIP No.  55387R 107

1	NAME OF REPORTING PERSONS Michael V. Shustek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 924,324(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 924,324(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 924,324(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.32%(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes 2,418 shares held by Peggy M. Shustek Trust, FBO Andrew M. Shustek. Peggy M. Shustek is Mr. Shustek's spouse and Andrew M. Shustek is his son. Includes 11,005 shares held by Michael V. Shustek LLC, a company wholly owned by Mr. Shustek.

(2) Includes 296,834 shares directly owned by Vestin Realty Mortgage I, Inc., a Maryland corporation ("VRM I"), and 604,960 shares held directly by VRM II.  Includes 9,107 shares indirectly beneficially owned by VRM II through its ownership of, and as the managing member of, the Sponsor.  Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 18.25% and 33.56% of VRM I and VRM II, respectively.  Mr. Shustek disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3) Based on 6,940,365.168 shares of Common Stock issued and outstanding as of April 19, 2019, as reported by the Issuer in its Proxy Statement filed with the SEC on April 26, 2019.

This Amendment No. 1 to Schedule 13D (this "Amendment") relates to shares of Common Stock of the Issuer.  This Amendment amends the Schedule 13D, filed on January 11, 2018 with the SEC to report the increase in shares held as a result of, and the terms relating to, the Internalization (as defined below) of the Issuer's management function effected as of April 1, 2019.  Except as otherwise specified in this Amendment, all previous Items are unchanged.  This is the initial Schedule 13D for Mr. Shustek.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

"(a) This Schedule 13D is filed by VRM II and Michael V. Shustek (collectively, the "Reporting Persons").  Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of VRM II (the "VRM II Directors and Officers"). Other than the VRM II Directors and Officers, there are no persons or corporations controlling or ultimately in control of VRM II.  Mr. Shustek also owns approximately 33.56% of the outstanding shares of common stock of VRM II as of the date hereof.

(b) The principal executive office of VRM II is located at 8945 W. Post Rd Suite 110, Las Vegas, NV 89148.The principal executive office of Mr. Shustek is located at 8880 W. Sunset Rd., Suite 240, Las Vegas, NV 89148.

(c) The principal business of VRM II relates to the investment in loans secured by real estate through deeds of trust or mortgages, the investment in, acquisition, management or sale of real property, and investments in entities involved in the ownership or management of real property.   Mr. Shustek is also Chairman of the Board, Chief Executive Officer and Secretary of the Issuer.

(d)-(e) During the last five years prior to the date of this Schedule 13D, none of the Reporting Persons have been convicted in a criminal proceeding or subject to a judgment, decree or final order resulting from a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) VRM II is incorporated under the laws of the State of Maryland.  Mr. Shustek is a United States citizen."

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

"On April 1, 2019, the Issuer issued 400,000 shares of Common Stock to MVP Realty Advisors, LLC (the "Advisor") pursuant to the Contribution Agreement, dated as of March 29, 2019 (the "Contribution Agreement"), among the Issuer, the Advisor, VRM I (solely for Section 1.01(c) thereof), VRM II (solely for Section 1.01(c) thereof) and Michael V. Shustek (solely for Section 4.03 thereof). VRM I and VRM II own 40% and 60%, respectively, of the Advisor's interests. On April 8, 2019, the Advisor distributed (the "Distribution") 240,000 shares of Common Stock (the "VRM II Distribution Shares") to VRM II, and 160,000 shares of Common Stock to VRM I (the "VRM I Distribution Shares" and, together with the VRM II Distribution Shares, the "Distribution Shares"), respectively, in proportion to its ownership in the Advisor.

The remaining shares of Common Stock deemed beneficially owned by Mr. Shustek were initially acquired as shares of MVP REIT, Inc. ("MVP I"), which were exchanged for shares of Common Stock in the merger of MVP I into MVP Merger Sub, LLC, a wholly owned subsidiary of the Issuer, on December 15, 2017 (the "Merger"), in which 0.365 shares of Common Stock was issued for each issued and outstanding share of MVP I common stock.

•
On December 12, 2012, Peggy Shustek purchased 5,154.64 shares of MVP I common stock from MVP I.  Ms. Shustek received 1,421.074 shares of MVP I common stock as dividends.   Pursuant to the terms of the Merger, Ms. Shustek received 2,400 shares of Common Stock in exchange for her shares of MVP I common stock.  During 2018, Ms. Shustek received 18 shares of Common Stock as dividends.  All of Ms. Shustek's shares of Common Stock are held FBO Andrew M. Shustek. Mrs. Shustek is Mr. Shustek's spouse and his son is Andrew Shustek.

•
On December 12, 2012, MVP Capital Partners LLC ("MVPCP") purchased 22,222.22 shares of MVP I common stock.  MVPCP received 7,557.222 shares of MVP I common stock as dividends.  Pursuant to the terms of the Merger, MVPCP received 10,869 shares of Common Stock in exchange for its shares of MVP I common stock. During 2018, MVPCP received 136 shares of Common Stock as dividends. MVPCP was an entity wholly owned by Mr. Shustek. On April 10, 2019, MVPCP transferred all of its shares of Common Stock to Michael V. Shustek LLC, an entity wholly owned by Mr. Shustek.

•
In various transactions between August 2013 and November 2013, VRM I acquired 60,810 shares of MVP I common stock in connection with the termination of certain unsecured note receivables owed by SERE, LLC.  The amount of shares of MVP I common stock issued to VRM I in connection with these transactions are set forth in the following table:

Property Name	Date shares received	Approximate Receivable Balance	Price Per Share	Number of shares received
Wolfpack, LLC	August 2013	$43,000	$8.865	4,800
Building C, LLC	August 2013	$196,000	$8.775	22,328
Building A, LLC	September 2013	$196,000	$8.775	22,328
Devonshire, LLC	September 2013	$34,000	$8.775	3,909
SE Property, LLC	October 2013	$35,000	$8.775	4,041
ExecuSuites, LLC	November 2013	$30,000	$8.775	3,404

From 2013 through the date of the Merger, VRM I received 16,921.28 shares of MVP I common stock as dividends.  Pursuant to the terms of the Merger, VRM I received 28,371.72 shares of Common Stock in exchange for its shares of MVP I common stock.

•
On October 18, 2017, a subsidiary of VRM I  and VRM II (the "Sunset Subsidiary") received 1,007,280.37 shares of MVP I common stock as consideration for the sale of certain real estate interests.  Prior to the Merger, the Sunset Subsidiary received 2,495.09 shares of MVP I common stock as dividends.  Pursuant to the terms of the Merger, the Sunset Subsidiary received 380,372 shares of Common Stock in exchange for its shares of MVP I common stock.  On January 10, 2018, the Sunset Subsidiary received 950.93 shares of Common Stock as dividends.  On February 8, 2018, the Sunset Subsidiary distributed 106,770.42 shares of Common Stock to VRM I, and 274,552.51 shares to VRM II, respectively, in proportion to their respective ownership interests. VRM II previously included these shares on the initial Schedule 13D.

During 2018, VRM I received 1,692.963 shares of Common Stock as dividends."

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented in its entirety as follows:

"On March 29, 2019, the Issuer and the Advisor undertook the internalization of the Issuer's management function (the "Internalization"), which became effective as of April 1, 2019 (the "Effective Date").  VRM II and VRM I acquired the Distribution Shares as partial consideration of the transactions relating to the Internalization, and in accordance with the terms of the Contribution Agreement. VRM I and VRM II own 40% and 60%, respectively, of the Advisor's interests.  Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 18.25% and 33.56% of VRM I and VRM II, respectively.  Mr. Shustek is the Chairman of the Board, Chief Executive Officer and Secretary of the Issuer.

Since the Issuer's formation, the Advisor, under the supervision of the Issuer's Board of Directors, had been responsible for managing the operations of the Issuer.  As part of the Internalization, among other things, the Issuer (i) acquired and assumed substantially all of the Advisor's assets and liabilities; (ii) extended employment to the executives and other employees of the Advisor, including Mr. Shustek; and (iii) arranged for the Advisor to continue to provide certain services with respect to outstanding indebtedness of the Issuer.  As part of the Contribution Agreement, the Issuer agreed to issue to the Advisor, over a period of more than two and a half years, 1,600,000 shares of Common Stock as the consideration ("Consideration") under the terms of the Contribution Agreement.  The Consideration is issuable in four equal installments.  The first installment of 400,000 shares of Common Stock was issued on the Effective Date.  The remaining installments will be issued on December 31, 2019, December 31, 2020 and December 31, 2021 (or if December 31st is not a business day, the day that is the last business day of such year).

Also see Item 6 below for further details regarding certain agreements relating to the Internalization and the Consideration.

The VRM II Distribution Shares, together with all other shares of Common Stock beneficially owned by the Reporting Persons, are held for general investment purposes.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis and any actions they might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. None of the Reporting Persons has made a determination regarding a maximum or minimum number of shares of Common Stock or other securities of the Issuer which it may hold at any point in time.

Mr. Shustek is the Issuer's Chairman of the Board, Chief Executive Officer and Secretary, and may engage in discussions with management, the Issuer's Board of Directors, and other stockholders of the Issuer and other relevant parties from time to time regarding consideration or exploration of extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure.   During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action."

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

"(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of April 19, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below:

REPORTING PERSON	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES OF COMMON STOCK	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
Vestin Realty Mortgage II, Inc.	614,067(1)	8.85% (2)	614,067(1)	0	614,067(1)	0
Michael V. Shustek	924,324(1)(3)(4)	13.32% (2)	924,324(1)(3)(4)	0	924,324(1)(3)(4)	0

(1) Includes 9,107 shares of Common Stock beneficially owned by VRM II through its ownership of the Sponsor, and as the managing member of the Sponsor.

(2) Based on 6,940,365.168 shares of Common Stock issued and outstanding as of April 19, 2019, as reported by the Issuer in its Proxy Statement filed with the SEC on April 26, 2019.

(3) Includes 2,418 shares held by Peggy M. Shustek Trust, FBO Andrew M. Shustek. Peggy M. Shustek is Mr. Shustek's spouse and Andrew M. Shustek is his son. Includes 11,005 shares held by Michael V. Shustek LLC, a company wholly owned by Mr. Shustek.

(4) Includes 296,834  shares directly owned by VRM I and 604,960 directly owned by VRM II.  Includes 9,107 shares indirectly beneficially owned by VRM II through its ownership of, and as the managing member of, the Sponsor.  Mr. Shustek is a director and chief executive officer of each of VRM I and VRM II and beneficially owns approximately 18.25% and 33.56% of VRM I and VRM II, respectively. Mr. Shustek disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(c)  Except as set forth in this Schedule 13D with regard to the Internalization, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days.

(d)  Not applicable.

(e)  Not applicable."

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

 "Contribution Agreement

 On March 29, 2019, the Issuer entered into the Contribution Agreement.  Pursuant to the Contribution Agreement, effective as of the Effective Date, the Advisor sold and contributed all of its assets to the Issuer, except for certain excluded assets as specified in the Contribution Agreement, and the Issuer accepted the transferred assets and agreed to assume and discharge when due all of the liabilities of the Advisor, except for certain retained liabilities as specified in the Contribution Agreement (the "Contribution").

In exchange for the Contribution, the Issuer agreed to issue to the Advisor 1,600,000 shares of Common Stock as the Consideration.  The Consideration is issuable in four equal installments.  The first installment of 400,000 shares of Common Stock was issued on the Effective Date.  The remaining installments will be issued on December 31, 2019, December 31, 2020 and December 31, 2021 (or if December 31st is not a business day, the day that is the last business day of such year).  If requested by the Issuer in connection with any contemplated capital raise by the Issuer, the Advisor has agreed not to sell, pledge or otherwise transfer or dispose of any of the Consideration for a period not to exceed the lock-up period that otherwise would apply to other stockholders of the Issuer in connection with such capital raise.  At any time on or prior to December 31, 2022, the Issuer may elect to repurchase up to 1,100,000 shares of Common Stock then held by the Advisor, VRM I and/or VRM II (collectively, the "Call Parties") at a price equal to $17.50 per share of Common Stock. Any repurchases shall be made in proportion to each Call Party's relative interest, which is determined by dividing the number of shares of Common Stock then held by such Call Party by the total number of shares of Common Stock then held by all of the Call Parties.

Registration Rights Agreement

In connection with the Contribution Agreement and the Internalization, the Issuer entered into a Registration Rights Agreement, dated as of March 29, 2019 and effective as of the Effective Date (the "Registration Rights Agreement"), with the Advisor, VRM I and VRM II (collectively, the "Holders").  Pursuant to the Registration Rights Agreement, each Holder, in respect of any shares of Common Stock that they may receive as part of the Consideration ("Registrable Shares"), may require the Issuer from time to time to register, under the Securities Act of 1933, as amended, the resale of such shares of Common Stock on a registration statement filed with the SEC.  The Registration Rights Agreement grants each Holder certain rights to demand a registration of some or all of their Registrable Shares (a "Demand Registration") or to request the inclusion of some or all of their Registrable Shares in a registration being effected by the Issuer for itself or on behalf of another person (a "Piggyback Registration"), in each case subject to certain customary restrictions, limitations, registration procedures and indemnity provisions. The Issuer is obligated to use reasonable best efforts to prepare and file a registration statement within specified time periods and to cause that registration statement to be declared effective by the SEC as soon as reasonably practicable thereafter.

The ability to cause the Issuer to effect a Demand Registration is subject to certain conditions. The Issuer is not required to effect such registration prior to 180 days after the date of the initial listing of Registrable Shares on a national securities exchange or prior to the expiration of any lock-up period imposed under the Contribution Agreement.

If, pursuant to an underwritten Demand Registration or Piggyback Registration, the managing underwriter advises that the number of Registrable Shares requested to be included in such registration exceeds a maximum number that the underwriter believes can be sold without delaying or jeopardizing the success of the proposed offering, the Registration Rights Agreement specifies the priority in which Registrable Shares are to be included."

Item 7.	Material to Be Filed as Exhibits.

The Contribution Agreement was filed by the Issuer as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on April 3, 2019.  Such exhibit is hereby incorporated by reference.

The Registration Rights Agreement was filed by the Issuer as Exhibit 10.3 to its Current Report on Form 8-K filed with the SEC on April 3, 2019.  Such exhibit is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 07, 2019

Vestin Realty Mortgage II, Inc.

                            _____________________________________
Name:  Michael V. Shustek
Title:  Chairman and Chief Executive Officer

Michael V. Shustek

                            ____________________________________

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of Vestin Realty Mortgage II, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 8880 W. Sunset Road, Suite 240, Las Vegas, NV 89148.

Name and Business Address	Principal Occupation and Address (if applicable)	Citizenship

Michael V. Shustek	Chairman, Chief Executive Officer and Secretary of The Parking REIT, Inc.	United States
Daryl C. Idler, Jr.	Attorney, 2650 Jamacha Road, Suite 147, Rancho San Diego, CA 92019	United States